Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

February 21, 2025

Ellie Quarles

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust (the “Registrant”)

File No. 333-234030 and 811-23477

Dear Ms. Quarles:

This letter responds to comments you provided telephonically on February 10, 2025, with respect to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A. Post-Effective Amendment No. 54 was filed on December 27, 2024, and included disclosure with respect to the BNY Mellon High Yield ETF (the “Fund”), a separate series of the Registrant. Summaries of the comments provided and responses thereto on behalf of the Registrant are provided below.

GENERAL

1.	Comment: The Staff reminds the Registrant and management that they are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comment, action, or absence of action by the Staff.

Response: The Registrant acknowledges the Staff’s comments.

2.	Comment: Where a comment is provided in one part of the filing, please apply the comment to all similar disclosure included in the filing.

Response: The Registrant has made revisions in response to comments throughout the document, as applicable.

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3.	Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) business days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectus and SAI reflecting changes from the initial filing.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses. Once correspondence has filed, the Registrant will provide the Staff with blacklines of the prospectus and SAI.

PROSPECTUS

4.	Comment: Please supplementally provide the completed fee table and expense example for the Fund.

Response: The completed fee table and expense examples will be provided under separate cover.

  Comment: If the Fund’s acquired fees and expenses are greater than one basis point, please include a separate line item in the fee table.

Response: The Registrant confirms acquired fund fees and expenses did not exceed one basis point during the prior fiscal year.

6.	Comment: If there was material portfolio repositioning resulting from the changes to the Fund’s principal investment strategy, please disclose this in the Portfolio Turnover disclosure. Additionally, please add disclosure, if true, that existing and new shareholders who purchase Fund shares may have adverse tax consequences due to such repositioning. In the Statement of Additional Information, please add disclosure regarding variation in the Fund’s turnover rate, if applicable. See Item 16(e) of Form N-1A.

Response: The Registrant confirms the changes to the Fund’s principal investment strategy did not result in material portfolio repositioning. The Registrant does not believe the variation in the Fund’s portfolio rate over the two most recently completed fiscal years was significant and, therefore, has not added disclosure pursuant to Item 16(e) of Form N-1A.

7.	Comment: The Staff notes that the Fund will invest in derivatives as a part of its Principal Investment Strategy. The Principal Investment Strategy and Principal Risk sections should specifically address the purposes for the use of derivatives to ensure the information provided is not too generic or standardized. Please update this disclosure in response to Item 4 and Item 9. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Registrant has revised the second sentence of the Principal Investment Strategy as follows:

The fund's derivatives investments may include futures, total return swaps, structured notes and credit default swap indexes, and are typically used for hedging, risk management, and liquidity purposes.

The Registrant notes the Principal Risks include separate discussions for futures, total return swaps, structured notes and credit default swap indexes.

8.	Comment: In the Form N-CSR, there is a discussion about focusing on structural themes including capitalizing on fallen angels and harvesting income opportunities. If this is a part of the Fund’s Principal Investment Strategy, please expand the discussion of the Fund’s strategies to include this focus on fallen angels and discuss whether any other specific bond rating within speculative grade will be part of the Fund’s focus.

Response: The Registrant has revised the third sentence of the third paragraph of the Principal Investment Strategy as noted below. The Registrant confirms the Fund does not focus on a specific bond rating within speculative grade.

In an attempt to generate a modest amount of outperformance over the Index, the sub-adviser also uses the proprietary credit model to identify opportunities to harvest income and capitalize on fallen angels (bonds initially given investment-grade ratings, but subsequently reduced to high yield), and to determine appropriate weightings, based on risk and relative value signals, of individual securities for the fund's portfolio ~~in an attempt to generate a modest amount of outperformance over the Index~~.

9.	Comment: Please disclose whether the Fund may invest in fixed income securities that are in default as part of its Principal Investment Strategy.

Response: The Fund does not currently intend to invest in fixed income securities that are in default as part of its Principal Investment Strategy.

10.	Comment: Please discuss the number of holdings the Fund intends to have compared to the Index. For example, will the Fund have a similar number of holdings as compared to the index tracking fund but choose to remove certain holdings and overweight others?

Response: In seeking its investment objective, the Fund does not target a specific number of holdings compared to the Index and may at times have the same or different number of holdings as the Index. Therefore, the Registrant has not added the requested disclosure. The Registrant notes the Principal Investment Strategy currently provides examples of when the securities may be overweighted or underweighted against the Index.

11.	Comment: Please disclose the duration range the sub-adviser intends to focus on to construct the Fund’s portfolio.

Response: The Registrant notes the sentence below, currently included in the Principal Investment Strategy, stating the Fund’s portfolio is expected to have a duration similar to the Index. Because the Index does not have a specified duration range, the Registrant has not added the requested disclosure.

The sub-adviser uses a proprietary credit model to construct a portfolio with general risk characteristics (e.g., credit rating distribution, duration and sector weightings) similar to those of the Index.

12.  Comment: The Principal Investment Strategy section includes disclosure that the “sub-adviser also uses the proprietary credit model to determine appropriate weightings, based on risk and relative value signals, of individual securities for the fund's portfolio in an attempt to generate a modest amount of outperformance over the Index.” Please explain in plain English which relative value signals may cause the sub-adviser to buy or sell an investment.

Response: The Registrant has revised the sentence after the noted sentence as follows:

For example, the sub-adviser may overweight against the Index individual securities identified by the credit model to have more favorable risk and relative value signals (i.e., securities identified as undervalued) and may underweight against the Index individual securities identified by the credit model to have less favorable risk and relative value signals (i.e., securities identified as overvalued).

13.	Comment: The Staff notes the inclusion of foreign investment risk as a principal risk of the Fund. To the extent foreign investments are part of the Fund’s principal investment strategy, please include disclosure in the Principal Investment Strategy section.

Response: The Registrant notes the disclosure below, which is currently included in the second paragraph of the Principal Investment Strategy section.

The Index may include U.S. dollar-denominated bonds issued by foreign issuers.

14.	Comment: If the Fund expects to make principal investments in emerging markets, please provide disclosure in the Principal Investment Strategy and disclose the related risks. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Fund does not currently intend to make principal investments in emerging markets.

  Comment: Please address the risk of widening bid/ask spreads in the “Fluctuation of net asset value, share premiums and discounts risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of buying and selling shares risk” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised “Fluctuation of net asset value, share premiums and discounts risk” as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for fund shares (the “bid” price) and the price at which an investor is willing to sell fund shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for fund shares based on trading volume and market liquidity, and is generally lower if fund shares have more trading volume and market liquidity and higher if fund shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling fund shares, including bid/ask spreads, frequent trading of fund shares may significantly reduce investment results and an investment in fund shares may not be advisable for investors who anticipate regularly making small investments.

16.	Comment: Please revise the Item 9 disclosure so that it expands on the Principal Investment Strategy disclosure provided in Item 4. There should be a layered disclosure approach taken with respect to Items 4 and 9. Otherwise, the Fund has not provided a summary as required by Form N-1A. See IM Guidance Update 2014-08 Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Registrant believes the current disclosure is accurate and appropriate. In particular, the Registrant believes the Item 9 Principal Investment Strategy disclosure describes the Fund’s principal investment strategies, including the particular types or types of securities in which the Fund principally invests, and an explanation in general terms of how the sub-adviser decides which securities to buy and sell, consistent with Item 9(b) of Form N-1A. With respect to the Item 4 Principal Investment Strategy disclosure, the Registrant believes an investor may consider the current disclosure important to making an investment decision.

17.	Comment: The lead in preceding the “Call risk” discussion states that “In addition to the principal risks described above, the fund is subject to the following additional risks that are not anticipated to be principal risks of investing in the fund” – if true, please refer to these risks as non-principal.

Response: The Registrant has made the requested change.

18.	Comment: The Fund indicates that investing in ETFs is part of its principal investment strategy. Please consider whether the “ETF risk” discussion should be disclosed as a principal risk.

Response: The Registrant does not currently expect the Fund to have material investments in ETFs. The references to ETFs in the Principal Investment Strategy are to reflect that investments in ETFs that provide exposure to high yield securities, if any, will be included in the Fund’s Rule 35d-1 policy.

SAI

  Comment: The first paragraph of the “Shareholder Actions” discussion states that:

“If a majority of the Independent Board Members determine that maintaining a suit would not be in the best interests of the Trust or the affected series, as applicable, the demand shall be rejected and the shareholder shall not be permitted to maintain a derivative action unless the shareholder first sustains the burden of proof to the court that the decision of the Independent Board Members not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust. With respect to a direct action, no shareholder may bring a direct action claiming injury as a shareholder of the Trust, or an affected series, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of an affected series, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the affected series, generally.”

Please add disclosure stating that these provisions do not apply to claims arising under federal securities laws.

Response: The Registrant believes the requested language is addressed by the sentence below, currently included in the “Shareholder Actions” discussion.

No provision of the Trust Agreement shall restrict any shareholder rights granted by the Securities Act, the Exchange Act, or the 1940 Act, or of any valid rule, regulation, or order of the SEC thereunder.

  Comment: The Staff reiterates comment 26 (“Prior Comment 26”) provided on September 15, 2022, with respect to Post-Effective Amendment No. 33 to the Registrant’s Registration Statement with respect to the BNY Mellon Global Infrastructure Income ETF and our follow-up comment in response to that fund’s response to Prior Comment 26.

Prior Comment 26: We understand that Massachusetts law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Please discuss Section 11.4(b)(vii) in the Declaration of Trust in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Follow-up comment to response to Prior Comment 26: Shareholders reading the Declaration of Trust may believe that trustees owe limited or no fiduciary duties to the fund or its shareholders. This could discourage shareholders from exercising their legal rights. Also, shareholders wishing to pursue a claim should not have to bear the expense or burden of proof, in litigation or otherwise, that fiduciary covered persons are subject to federal and state law fiduciary duties with respect to matters arising under the federal securities laws. We reiterate Prior Comment 26 in full.

Response: The Registrant does not believe the Declaration of Trust eliminates or alters any existing fiduciary duties of the trustees under the federal securities laws. In particular, the Registrant notes the language below, which is included as Section 11.4(c) of the

Declaration of Trust and makes explicitly clear that nothing in the Declaration of Trust will permit waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the Investment Company Act of 1940, as amended, or of any valid rule, regulation, or order of the Commission thereunder. As a result, the Registrant has not added the requested disclosure.

No provision of this Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Section 11.4(b)(vii) of the Declaration of Trust clarifies that the trustees are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trustees, but limits those duties to the duties of trustees of Massachusetts business trusts.

21.	Comment: Please confirm an auditor’s consent will be included in the final filing.

Response: The Registrant confirms an auditor’s consent will be included in the final filing.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky